Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

September 15, 2016

Via EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prologis, Inc. and Prologis, L.P.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 19, 2016

File No. 001-13545 and No. 001-14245

Dear Ms. Sobotka:

We are writing in response to your letter dated September 6, 2016, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016 (“Form 10-K”).  We have carefully considered the Staff’s comments and our responses are set forth below.  To facilitate the Staff’s review, we have reproduced the Staff’s comments in italicized text and added our response below.

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.

Please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K as it relates to your presentation of Real Estate Operations and Strategic Operations NOI. Include within your response how you considered the guidance in Question 104.04 of the CD&I related to Non-GAAP Financial Measures with respect to these measures.

We believe that we have substantially complied with Item 10(e) of Regulation S-K although, as discussed with the Staff on September 9, 2016, we will enhance our disclosures in future filings as detailed below.  We understand that Real Estate Operations NOI and Strategic Capital NOI (“Segment NOI”) are non-GAAP financial measures pursuant to the guidance in Question 104.04 of the C&DI related to Non-GAAP Financial Measures.  Our measures of Segment NOI can be calculated directly from of our

Consolidated Statements of Income and we include in our discussion the relevant items from our Consolidated Statements of Income. Real Estate Operations NOI is calculated as the sum of Rental Revenue, Rental Recoveries and Development Management and Other Revenue less Rental Expenses and Other Expenses. Strategic Capital NOI is calculated as Strategic Capital Revenue less Strategic Capital Expenses, all of which appear in our Consolidated Statements of Income.

As discussed with the Staff, we will enhance our disclosures in future filings by providing a clearer calculation of our Segment NOI that agrees to our Consolidated Statements of Income, providing an explanation as to why we believe these measures are meaningful to investors to understand our results of operations and referencing to the segment footnote in the financial statements for a reconciliation of Segment NOI to Earnings Before Income Taxes.

Results of Operations, page 19

2.	Please tell us how your results of operations discussion comply with Item 10(e) (i) (A) of Regulation S-K.

As we discussed in our response to comment 1, we believe that our use of non-GAAP financial measures for Real Estate Operations NOI and Strategic Capital NOI substantially comply with Item 10(e) (i) (A), however we will enhance our disclosure in future filings as outlined above. As we discussed with the Staff, we will also enhance our disclosure in future filings to clarify the difference between property NOI (which includes only rental revenues and expenses and is used in our Same Store discussion) and Real Estate Operations NOI (which also includes development revenues and other expenses and is used in our segment discussion).

Same Store Analysis, page 22

3.

We note your response to our comment 1 in your letter dated April 6, 2015 indicating in future annual filings, you would reconcile same store rental income, rental expenses and NOI to amounts presented in your consolidated statements of operations on an annual basis. We are unable to locate this reconciliation. Please advise.

We calculate our same store results on a quarterly basis by adjusting for dispositions made during the quarter. We do not adjust prior quarter amounts previously presented, which is consistent with our reporting of actual results of operations. We believe this provides the largest most relevant population of data that is most reflective of our operations. We reconcile the same store rental revenue, expenses and NOI to the comparable amounts in our Consolidated Statements of Income on a quarterly basis in our Form 10-Qs as agreed with the Staff in 2008.

In our Form 10-K on page 23, we have presented our consolidated rental revenue and recoveries, and rental expenses for each quarter of 2015 and 2014. We have provided the full year amounts, which agree to the annual amounts in our Consolidated Statements of Income for these years. We have also included a reconciliation of the same store revenues, recoveries and expenses to the comparable consolidated amounts for the fourth quarter. The consolidated amounts are a component of Operating Income for the fourth quarter included in our Unaudited Selected Quarterly Financial Data footnote to the financial statements. We do not calculate same store results on an annual basis and, therefore, we do not believe a reconciliation on an annual basis would provide meaningful information to the readers of our reports.

As discussed with the Staff, we will enhance our disclosure in future Form 10-K filings, by adding rental revenue, rental recoveries and rental expense to the Unaudited Selected Quarterly Financial Data footnote to our financial statements. This will allow for a clear reconciliation of the same store data for the fourth quarter to the quarterly financial information in the footnote to the financial statements. We will also clarify why we calculate the same store pool on a quarterly basis and how we have reconciled to the annual amounts in our Consolidated Statements of Income.

Funds From Operations, page 32

4.

We note your presentation of FFO, as defined by Prologis attributable to common stockholders and unitholders and your highlighting of this number in your press releases that contained your quarterly earnings and supplemental operating and financial data.  In future filings, for clearer disclosure please consider labeling this number as Adjusted or Modified FFO attributable to common stockholders and unitholders.

In our disclosure of Funds from Operations (“FFO”), we believe we clearly identify NAREIT defined FFO. We then adjust NAREIT defined FFO to derive our defined FFO measures, “FFO, as defined by Prologis” and “Core FFO” and clearly disclose the adjustments made. Therefore, we believe it is clear that our defined FFO measures, “FFO, as defined by Prologis” and “Core FFO” are “adjusted” or “modified” FFO measures.

Earning Release on Form 8-K filed July 19, 2016

Exhibits 99.1 and Exhibit 99.2

5.

Please clearly label Core FFO, AFFO, Adjusted EBITDA, same store NOI cash, Adjusted cash NOI (actual), Adjusted cash NOI (pro forma), Annualized Pro Forma NOI etc. as non-GAAP financial measures throughout Exhibit 99.1.

As we discussed with the Staff, in our future supplemental reports (Exhibit 99.1), we will clearly identify all non-GAAP financial measures as such through a footnote or otherwise to the effect that “This is a non-GAAP financial measure. Please see Notes and Definitions for more information.”

*****

In addition, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer